Via EDGAR Correspondence

August 18, 2008

Mr. Jeff Long
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:
Holland Series Fund, Inc. (“Registrant”), SEC File No. 333-95026 and 811-09060, Post-Effective Amendment No. 14 to the Registrant’s Registration Statement on Form N-1A (“Amendment”) and N-CSR Filing dated December 10, 2007 (“N-CSR”)

Dear Mr. Long:

We are writing in response to comments you provided telephonically to Brian Poole on Friday, August 15, 2008 with respect to the Amendment.  The Amendment was filed with the Securities and Exchange Commission (“SEC”) on January 29, 2008, and included the annual update for the Holland Balanced Fund, a series of the Registrant.  The N-CSR was filed with the SEC on December 10, 2007 and included the annual report to shareholders of the Holland Balanced Fund.  On behalf of the Registrant, we have set out below the SEC staff’s comments on each of the above named documents, along with our responses.

1.           Comment:  The Registration Statement and Annual Report, as filed on EDGAR, do not include numerical representations of bar and line graphs.

Response:  The Registrant confirms that the printed versions of the Registration Statement and Annual Report provided to shareholders included the appropriate graphs and will ensure that future filings on EDGAR include the appropriate numerical representations of graphs.

2.           Comment:  The “Fee Table” in the Prospectus for the Holland Balanced Fund includes a voluntary fee waiver as a line item in the Fee Table.  Only contractual fee waivers may be included as a line item in the Fee Table; voluntary fee waivers may be addressed in a footnote to the Fee Table.

Response:  The Registrant will supplement the Registration Statement to revise the Fee Table as the Staff requests.

You requested that the Registrant make certain representations concerning the Registration Statement and the response being made to the comments received.  These representations are included as an exhibit to this letter.

Very truly yours,

/s/ Julie Tedesco
Julie Tedesco
Secretary

EXHIBIT

August 18, 2008

Mr. Jeff Long
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:
Holland Series Fund, Inc. (“Registrant”), SEC File No. 333-95026 and 811-09060, Post-Effective Amendment No. 14 to the Registrant’s Registration Statement on Form N-1A (“Amendment”) and N-CSR Filing dated December 10, 2007 (“N-CSR”)

Dear Mr. Long:

In connection with a response being made on behalf of the Registrant to comments you provided with respect to Post-Effective Amendment No. 15 to the Registrant’s registration statement filed on Form N-1A for the Registrant on January 29, 2008 (“Registration Statement”) and the Annual Report to Shareholders filed on Form N-CSR for the Registrant on December 10, 2007, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement and Annual Report;

•
comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the Registration Statement or Annual Report reviewed by the staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the Registration Statement or Annual Report; and

•	the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

We hope that the foregoing is responsive to your request made on August 15, 2008.  Please do not hesitate to contact the undersigned at 617-662-3968 if you have any questions concerning the foregoing.

Very truly yours,

/s/ Julie Tedesco
Julie Tedesco
Secretary